                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 1)*

                             MERCURY AIR GROUP, INC.
          ------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of class of securities)


                                    589354109
                     ---------------------------------------
                                 (CUSIP number)


                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 4, 2002
          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                ------------
CUSIP No. 589354109                                                Page 2 of 22
-------------------                                                ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Acquisitor Holdings (Bermuda) Ltd.
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          157,400
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           0
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             157,400
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          157,400
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |X|
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 589354109                                                Page 3 of 22
-------------------                                                ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          J O Hambro Capital Management Group Limited
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           415,000
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   415,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          415,000
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |X|
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 589354109                                                Page 4 of 22
-------------------                                                ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          J O Hambro Capital Management Limited
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           415,000
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   415,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          415,000
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |X|
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 589354109                                                Page 5 of 22
-------------------                                                ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Christopher Harwood Bernard Mills
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           572,400
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   572,400
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          572,400
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |_|
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 589354109                                                Page 6 of 22
-------------------                                                ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          American Opportunity Trust plc
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           415,000
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   415,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          415,000
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |X|
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the initial Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on December 2, 2002.

Item 1.  Security and Issuer.

         The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the "Common Stock") of Mercury Air Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 5456 McConnell Avenue, Los Angeles, CA 90066.

Item 2.  Identity and Background.

         2 (a-c,f).

         I.       Filing Parties:

         This Amendment is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.

2. J O Hambro Capital Management Group Limited ("J O Hambro Group") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

3. J O Hambro Capital Management Limited ("J O Hambro Capital Management") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, Oryx, Acquisitor plc and Acquisitor, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

II.      Control Relationships:

         J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

         Christopher Harwood Bernard Mills serves as a director of J O Hambro Group, J O Hambro Capital Management and Acquisitor, and as executive director of American Opportunity Trust.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         (d)   Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)   Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 157,400 shares of Common Stock beneficially held by Acquisitor is $485,468 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially owned by Acquisitor were paid for using its working capital funds.

         The aggregate purchase price of the 415,000 shares of Common Stock beneficially held by American Opportunity Trust is $1,335,767 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

Item 4.  Purpose of Transaction.

The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D except as set forth herein. Following a review of a shareholder derivative action filed against the officers of the Company on December 2, 2002, the Filing Parties believe that the current corporate governance of the Company relating to its officers falls well short of acceptable practice. Consequently, the Filing Parties now intend to consider means by which some or all of the directors may be removed from the Board.

In addition, the Filing Parties believe it is in the interest of all shareholders if either the current Board or a new Board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                                         Number of         Number of
                                                        Number of         Shares:       Shares: Sole or
                                  Aggregate Number     Shares: Sole     Shared Power    Shared Power to      Approximate
          Filing Party                of Shares       Power to Vote       to Vote           Dispose          Percentage*
------------------------------------------------------------------------------------------------------------------------------
Acquisitor                             157,400           157,400             0              157,400             2.4%
J O Hambro Group                       415,000              0             415,000           415,000             6.4%
J O Hambro Capital Management          415,000              0             415,000           415,000             6.4%
Christopher H. B. Mills                572,400              0             572,400           572,400             8.9%
American Opportunity Trust             415,000              0             415,000           415,000             6.4%
------------------------------------------------------------------------------------------------------------------------------

         * Based on 6,439,999 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2002, which is based on information reported in the Company's 10-Q, for the period ended September 30, 2002.

         (c) In the time since the Statement on Schedule 13D was filed by the Filing Parties on December 2, 2002, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Filing Party                              Date          No. of Shares    Price (US$)      Broker
American Opportunity Trust              12/04/2002         100,000         2.9961        Wachovia

         All of the above transactions were effected on the open market and were purchases.

         (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

Previously Filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2002

                                          J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                          By: /S/ Christopher H. B. Mills
                                              ----------------------------------
                                          Name:  Christopher H. B. Mills
                                          Title: Director
                                          Executed on behalf of the Filing
                                          Parties pursuant to the Joint Filing
                                          Agreement, as previously filed.

                                   Schedule A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof.

Name:                                                  Duncan Soukup
                                                       (Deputy Chairman)
Citizenship:                                           British
Business Address:                                      118 E. 25th Street, 8th Floor
                                                       New York, New York 10010
                                                       USA
Principal Occupation:                                  Deputy Chairman, Acquisitor
                                                       Managing Director, Acquisitor plc
                                                       President and Chief Executive Officer, Lionheart Group, Inc.
                                                       Managing Director, York Energy Ltd.

Name:                                                  Luke Oliver Johnson
                                                       (Director)
Citizenship:                                           British
Business Address:                                      Clarendon House
                                                       2 Church Street
                                                       Hamilton HM 11
                                                       Bermuda
Principal Occupation:                                  Director, Acquisitor
                                                       Director, Acquisitor plc
                                                       Chairman, Signature Restaurants plc

Name:                                                  John Stanislas Albert Radziwill
                                                       (Chairman)
Citizenship:                                           British
Business Address:                                      Clarendon House
                                                       2 Church Street
                                                       Hamilton HM 11
                                                       Bermuda
Principal Occupation:                                  Chairman, Acquisitor
                                                       Chairman, Acquisitor plc
                                                       Chairman and Chief Executive Officer, York Energy Ltd.
                                                       Director, Goldcrown Group Limited

Name:                                                  James Ozanne
                                                       (Non-Executive Director)
Citizenship:                                           USA
Business Address:                                      Clarendon House
                                                       2 Church Street
                                                       Hamilton HM 11
                                                       Bermuda
Principal Occupation:                                  Non-Executive Director, Acquisitor
                                                       Principal, Greenrange Partners
                                                       Director and Chairman of the Underwriting Committee, Financial
                                                       Security Assurance

Name:                                                  Christopher Harwood Bernard Mills
                                                       (Non-Executive Director)
Citizenship:                                           British
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Non-Executive Director, Acquisitor
                                                       Non-Executive Director, Acquisitor plc
                                                       Executive Director, NASCIT
                                                       Executive Director, American Opportunity Trust
                                                       Director, J O Hambro Capital Management

Name:                                                  Peter Melhado
                                                       (Non-Executive Director)
Citizenship:                                           USA
Business Address:                                      Clarendon House
                                                       2 Church Street
                                                       Hamilton HM 11
                                                       Bermuda
Principal Occupation:                                  Non-Executive Director, Acquisitor
                                                       General Partner, Polaris Partners, L.P.

Name:                                                  Timothy James Carey Lovell
                                                       (Non-Executive Director and Assistant Secretary)
Citizenship:                                           British
Business Address:                                      Clarendon House
                                                       2 Church Street
                                                       Hamilton HM 11
                                                       Bermuda
Principal Occupation:                                  Non-Executive Director and Assistant Secretary, Acquisitor

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                                                James Daryl Hambro
                                                     (Chairman)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Chairman, J O Hambro Capital Management

Name:                                                Christopher Harwood Bernard Mills
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Non-Executive Director, Acquisitor
                                                     Non-Executive Director, Acquisitor plc
                                                     Executive Director, NASCIT
                                                     Executive Director, American Opportunity Trust
                                                     Director, J O Hambro Capital Management

Name:                                                Nichola Pease
                                                     (Director and Chief Executive)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director and Chief Executive, J O Hambro Capital Management

Name:                                                Basil Postan
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

Name:                                                Malcolm Robert King
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

Name:                                                Graham Warner
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

Name:                                                Robert George Barrett
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

Name:                                                Nicholas James Measham
                                                     (Director)
Citizenship:                                         British
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

Name:                                                Willem Vinke
                                                     (Director)
Citizenship:                                         Dutch
Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England
Principal Occupation:                                Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                                 James Daryl Hambro
                                                      (Managing Director)
Citizenship:                                          British
Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England
Principal Occupation:                                 Managing Director, J O Hambro Capital Management

Name:                                                 Christopher Harwood Bernard Mills
                                                      (Director)
Citizenship:                                          British
Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England
Principal Occupation:                                 Non-Executive Director, Acquisitor
                                                      Non-Executive Director, Acquisitor plc
                                                      Executive Director, NASCIT
                                                      Executive Director, American Opportunity Trust
                                                      Director, J O Hambro Capital Management

Name:                                                 Malcolm Robert King
                                                      (Director)
Citizenship:                                          British
Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England
Principal Occupation:                                 Director, J O Hambro Capital Management

Name:                                                  Nichola Pease
                                                       (Director)
Citizenship:                                           British
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Director and Chief Executive, J O Hambro Capital
                                                       Management

Name:                                                  Basil Postan
                                                       (Director)
Citizenship:                                           British
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Director, J O Hambro Capital Management

Name:                                                  Robert George Barrett
                                                       (Director)
Citizenship:                                           British
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Director, J O Hambro Capital Management

Name:                                                  Nicholas James Measham
                                                       (Director)
Citizenship:                                           British
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Director, J O Hambro Capital Management

Name:                                                  Willem Vinke
                                                       (Director)
Citizenship:                                           Dutch
Business Address:                                      J O Hambro Capital Management Limited
                                                       Ryder Court
                                                       14 Ryder Street
                                                       London SW1Y 6QB
                                                       England
Principal Occupation:                                  Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                                 R. Alexander Hammond-Chambers
                                                      (Chairman)
Citizenship:                                          British
Business Address:                                     29 Rutland Square
                                                      Edinburgh EH1 2BW
                                                      Scotland
Principal Occupation:                                 Non-Executive Director, American Opportunity Trust

Name:                                                 Christopher Harwood Bernard Mills
                                                      (Executive Director)
Citizenship:                                          British
Business Address:                                     Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England
Principal Occupation:                                 Non-Executive Director, Acquisitor
                                                      Non-Executive Director, Acquisitor plc
                                                      Executive Director, American Opportunity Trust
                                                      Executive Director, NASCIT
                                                      Director, J O Hambro Capital Management

Name:                                                 John Gildea
                                                      (Director)
Citizenship:                                          USA
Business Address:                                     Gildea Management Company1
                                                      537 Steamboat Road
                                                      Greenwich, Connecticut 06830
Principal Occupation:                                 Managing Director, Gildea Management Company

--------------------
1 Gildea Management Company is principally engaged in the investment management business.

Name:                                                 The Hon. James J. Nelson
                                                      (Director)
Citizenship:                                          British
Business Address:                                     Foreign & Colonial Ventures2
                                                      4th Floor
                                                      Berkeley Square House
                                                      Berkeley Square
                                                      London W1X 5PA
                                                      England
Principal Occupation:                                 Director, Foreign & Colonial Ventures

Name:                                                 Iain Tulloch
                                                      (Director)
Citizenship:                                          British
Business Address:                                     Murray Johnstone Ltd.3
                                                      7 West Nile Street
                                                      Glasgow G2 2PX
                                                      Scotland
Principal Occupation:                                 Director, Murray Johnstone Ltd.

Name:                                                 Philip Ehrman
                                                      (Director)
Citizenship:                                          British
Business Address:                                     Gartmore Investment Management Ltd.4
                                                      Gartmore House
                                                      16-18 Monument Street
                                                      London EC3R 8AJ
                                                      England
Principal Occupation:                                 Investment Manager, Gartmore Investment Management Ltd.

--------------------
2 Foreign & Colonial Ventures is principally engaged in the investment management business.
3 Murray Johnstone Ltd. is principally engaged in the investment management business.
4 Gartmore Investment Management Limited is principally engaged in the investment management business.